UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NORTH AMERICAN NICKEL INC.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE
(Title of Class of Securities)

65704T108
(CUSIP Number)

VMS VENTURES INC.
301-260 West Esplanade, North Vancouver, BC V7M 3G7
Attn: John A. Roozendaal
Telephone: (604) 986-2020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the United States Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.     Names of Reporting Persons VMS VENTURES INC. (the "Reporting Person").
I.R.S. Identification Nos. of above persons (entities only).

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

(a)     [  ]
(b)     [  ]
Not applicable.

3.     SEC Use Only:

4.     Source of Funds (See Instruction):     OO.

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [  ] Not applicable.

6.     Citizenship or Place of Organization:     British Columbia, Canada.

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.     Sole Voting Power     16,000,000 common shares of common stock.

8.     Shared Voting Power:     .

9.     Sole Dispositive Power:     16,000,000 common shares of common stock.

10.     Shared Dispositive Power:     Nil.

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:     16,000,000 common shares of common stock.

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not applicable.

13.     Percent of Class Represented by Amount in Row (11):      45.4%.(*)

14.     Type of Reporting Person (See Instructions):     CO.

Notes:

(*)     Based on 35,231,730 common shares of the Issuer's common stock issued and outstanding as of July 23, 2010.

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the United States Securities Exchange Act of 1934, as amended (again, the "Act"). This Schedule 13D supersedes and replaces the Schedule 13G filed by VMS Ventures Inc. on July 22, 2010.

ITEM 1.     SECURITY AND ISSUER

This statement relates to the voting common stock, no par value, of North American Nickel Inc., a British Columbia corporation (the "Issuer"). The Issuer maintains its principal executive offices at 208-828 Harbourside Drive, North Vancouver, BC V7P 3R9.

ITEM 2.     IDENTITY AND BACKGROUND

a.     Name

VMS Ventures Inc. ("VMS"), a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada.

b.     Residence or business address

301-260 West Esplanade
North Vancouver, BC V7M 3G7

c.     Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

See section f below.

d.     Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case.

Neither VMS nor any executive officer, director or person controlling VMS has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.     Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

Neither VMS nor any executive officer, director or person controlling VMS, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and neither VMS nor any executive officer, director or person controlling VMS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.     Citizenship.

The following table sets out the name, principal occupation and citizenship of every executive officer, director or person controlling of VMS as of the date hereof.

Name and Address(1)	Principal Occupation	Citizenship
John A. Roozendaal British Columbia, Canada President and Director	President and Director of VMS; President and Director of Harvest Gold Corporation	Canadian
Richard Mark British Columbia, Canada Chairman, CEO and Director	Chairman, CEO and Director of VMS; Chairman, CEO and Director of Harvest Gold Corporation; President, CEO and Director of Pancontinental Uranium Corporation	Canadian
Evan Sleeman British Columbia, Canada Secretary and Director	Director of VMS; Director of Harvest Gold Corporation	Canadian
Jay D. Butterworth California, USA Director	Retired; Director of Harvest Gold Corporation	American
George Gale Manitoba, Canada Director	Director of VMS; Vice President and Director of Harvest Gold Corporation	Canadian
Mark Fedikow Manitoba, Canada Vice-President-Exploration and Director	President of Mount Morgan Resources Ltd. since May 2001; former Chief Geologist for the Manitoba Provincial Government from May 1981 to May 2002.	Canadian
Cheryl Messier British Columbia, Canada CFO and Director	CFO and Director of VMS	Canadian
Donald Whalen Ontario, Canada Director	Retired, formerly Executive Chairman High River Gold Corp from 1993-2008	Canadian

(1) The officers and directors of VMS can be contacted at VMS' address at 301-260 West Esplanade, North Vancouver, BC V7M 3G7

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 28, 2010, VMS acquired 10,000,000 common shares of the Issuer, at a subscription price of CDN$0.05 per share, by way of a private placement conducted by the Issuer. Such purchase was made from working capital.

On April 5, 2010, the Issuer entered into an Agreement of Purchase and Sale with VMS (the "Agreement"), pursuant to which VMS sold all of the its interests to certain groups of mineral claims located in Manitoba, and which are better known and described as the South Bay Property, the Thompson North Property and the Cedar Lake Property (the "Properties").

The Agreement provided that, in order to purchase the Properties, the Issuer was obligated to, among other things, make an issuance of 6,000,000 of the Issuer's common shares to VMS. As such, effective on July 23, 2010, the Issuer issued 6,000,000 common shares at a deemed issuance price of CDN$0.06 per common share (for a total deemed issuance price of CDN$360,000) to VMS.

ITEM 4.     PURPOSE OF TRANSACTION

VMS acquired the beneficial ownership of the securities of the Issuer as described above in Item 3 as part of a private placement and as consideration for the sale of the Properties to the Issuer as described above.

Subject to all relevant securities law restrictions, VMS may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties, subject to and depending upon prevailing market conditions for such securities.

Except as otherwise disclosed herein, neither VMS nor any executive officer, director or person controlling VMS has any current plans or proposals that relate to or would result in:

(a)     the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)     any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)     a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)     any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)     any material change in the present capitalization or dividend policy of the Issuer;

(f)     any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the United States Investment Company Act of 1940;

(g)     changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)     causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)     a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)     any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

a.     State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item

2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act.

16,000,000 shares of the Issuer's common stock, representing approximately 45.4% of the Issuer's issued and outstanding common stock.

b.     For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared.

VMS holds the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,000,000 shares of the Issuer's common stock, representing approximately 45.4% of the Issuer's issued and outstanding common stock.

c.     Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

As of the date hereof, and within the sixty day period prior thereto, no transactions involving the Issuer's equity securities had been engaged in by VMS other than as disclosed herein.

d.     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

None.

e.     If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, neither VMS nor any executive officer, director or person controlling VMS has any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and neither VMS nor any executive officer, director or person controlling VMS has not pledged securities of the Issuer nor are the securities of the Issuer held by VMS or any executive officer, director or person controlling VMS subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: August 16, 2010.	VMS VENTURES INC. By: /s/ John A. Roozendaal President and director

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